

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10485 NE 6th Street, Unit 3930
Bellevue, WA 98004

>   **Re: Digital Transformation Opportunities Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 29, 2021**
>   **CIK No. 0001839998**

Dear Mr. Nazemi:

    We have reviewed your draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions, page 69

1.   We note that your certificate of incorporation will include exclusive forum provisions, including a provision that will apply to Securities Act claims, and that such provisions will exclude Exchange Act claims. Please ensure that your amended and restated certificate of incorporation reflects your disclosures on these matters.

You may contact Ibolya Ignat at (202) 551-3636 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences